Contact

www.linkedin.com/in/
billclevenger15 (LinkedIn)

Top Skills

Beer
Business Strategy
Operations Management

William Clevenger

Beverage Entrepreneur - Logistics Veteran - Oil & Gas Industry
United States

Experience

Duquesne Brewing Company, Inc.

President
January 2025 - Present (1 year 6 months)

Brew Nation, LLC.

President
October 2018 - Present (7 years 9 months)
United States

American Brewing Company

SPEED Trucking and Logistics, Ltd.

Field Operations Manager
October 2006 - Present (19 years 9 months)
McConnellsburg, PA

SPEED Trucking and Logistics was formed in October 2006 to provide a service specializing in rapid response pickup and delivery in South-Central Pennsylvania. The company serviced the Crane & Aerial Lift markets across the State and throughout the US.

In 2008, SPEED Trucking shifted it focus to The Oil & Gas Industry as the Marcellus Shale Play was being developed throughout PA, WV, & Southern NY. It grew into one of Pennsylvania's Leading Oil & Gas Field Service Companies specializing in the transportation of materials to and from the drilling rigs.

In 2010, SPEED Trucking expanded it's services into the field of Rig Moving. With the dedication and hard work of the drivers and staff, SPEED Trucking and Logistics will continue to be a leader in transportation servicing the Oil and Gas Industry throughout the US & Canada.

2015 was a year of transition and refocusing. With a deep and rich history in the Beer Industry, SPEED Trucking has expanded it's services to include the transporting of Beer across the US. Our founder, Bill Clevenger grew up in the industry, and his family has been a wholesaler, distributor, and transporter of

Beer for over 50+ years. Bill's keen eye on shifting markets, and the rise of the Craft Beer industry, it was time to bring SPEED Trucking's first class customer service to an industry he knows all too well.

2018 continues to showcase the depth of resources Speed Trucking and Logistics, Ltd., has built over the past 12 years. The company continues to be a leader in America's Energy Industry. From providing asset based equipment to pipeline projects in the Northeast, to delivering casing, tools, and other equipment to well locations across Texas, Oklahoma, and Louisiana. We are extremely proud to be one of the premier transportation companies supporting America's Energy Revolution!!

Clevenger Trucking, Inc.
Vice President of Operations
September 1995 - September 2006 (11 years 1 month)
McConnellsburg, PA

Clevenger Trucking, Inc. was formed in 1977 by Donald H. & Stephanie R. Clevenger. The company specialized in transporting machinery such as All-Terrain Cranes and Aerial Lifts. For over 25 years, Clevenger Trucking, Inc., partnered with customers such as GROVE Worldwide, a division of Manitowoc Company, JLG Industries, a division of Oshkosh Corporation, and Ingersoll-Rand Company, a division of Volvo. Operating a fleet of over 40 trucks and over 70 pieces of specialized equipment, Clevenger Trucking, Inc. became a leader in this specialized field of the transportation industry.

Clevenger Racing, Inc.
Professional Stock Car Driver
May 1990 - January 2005 (14 years 9 months)
Davidson, North Carolina

Simply a dream as a young boy that became a reality as a young man, and now a passion to relive it one more time before the sun sets!

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Education

Central Fulton
Business/Academic · (August 1992 - June 1995)